Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the period presented under International Financial Reporting Standards.

	Year Ended December 31,
(Euro, in thousands)	2012	2013	2014	2015
Fixed charges
Interest expenses	€150	€156	€110	€46
Add estimate of interest within rental expenses	227	207	130	98

Total fixed charges	377	364	240	144

Earnings available for fixed charges
Loss before tax and discontinued operations	(7,599)	(16,135)	(35,201)	(119,627)
Add: Fixed charges	377	364	240	144

Total earnings available for fixed charges	(7,222)	(15,772)	(34,962)	(119,482)

Ratio of earnings to fixed charges	*	**	***	****

As our continuing operations reported losses before income taxes for the periods presented, the ratio would indicate less than a one-to-one coverage. Therefore the Euro amount of the deficiency is disclosed for these periods.

*	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges by € 7,599 thousand
**	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by € 16,135 thousand
***	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by € 35,201 thousand
****	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by € 119,627 thousand

For the purpose of the computation of the Ratio of Earnings to Fixed Charges, earnings include loss from continuing operations before income taxes, adjusted for fixed charges in the extent they affect current year earnings.

Fixed charges include interest expensed and estimates of interest within rental expenses.